October 26, 2007
U.S. Securities and Exchange Commission
Mr. Kevin Woody
Branch Chief
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment letter dated October 18, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 0-51555
Dear Mr. Woody:
This letter is in response to your letter dated October 18, 2007 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comments below with our response and, as appropriate, proposed disclosure for inclusion in future filings following each comment.
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
Consolidated Statements of Operations, page F-5
1.	We note that you have excluded depreciation and amortization from your calculation of gross profit within your consolidated statement of operations. Please tell us how you have complied with SAB 11B.
We did review and consider the classification of a portion of depreciation and amortization expenses to Costs of Revenues at the time the financial statements were prepared for the 2006 Form 10-K. We concluded that the classification would not have been material. However, we did not consider the requirements of SAB 11B. For future periodic filings with the SEC that include financial statements, we will add “(exclusive of depreciation and amortization shown separately below)” after “Total Costs of Revenues” on the Consolidated Statement of Operations.
2.	Please tell us why it is appropriate to record the changes in your restricted cash balances within investing activities as it appears that these amounts were restricted as a result of a provision within your letter of credit.
We have reviewed our classification of changes in restricted cash balances and concluded, consistent with your comments above, that these changes should be classified in the Cash Flows for Financing Activities. The letter of credit and the related restricted cash balance requirement expired in May 2006 and was not renewed or extended. For future periodic filings with the SEC that include financial statements, we will classify the changes in restricted cash balances to the financing activities for all periods presented.

Mr. Kevin Woody
October 26, 2007

3.	We note that you have made certain modifications to the exact form of the required certification including incorrect changes to the word “report” to “quarterly report” in paragraph 3, changes to the phrase “internal control over financial reporting” in paragraph 5 and a change to the required phrase “other certifying officer(s)” in paragraphs 4 and 5. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a)must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.
For future applicable filings with the SEC, we will file the required certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.
                In connection with responding to your comments, we acknowledge the following:
-	We are responsible for the adequacy and accuracy of the disclosure in our filings;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
                We hope that the Staff finds our responses to be reasonable and appropriate. The Staff should not hesitate to contact me directly at (480) 333-3762 with any questions.
Sincerely,
Roger D. Sandeen
Chief Financial Officer